Exhibit 99.1

Dear Alex,

Thank you for taking the time to meet with me in New York on Wednesday, June 17th. As I mentioned, Maguire Asset Management recently purchased an additional 934,000 shares which brings our total holdings in Novatel to 3,393,943 shares. We increased our position because we believe the Company has a tremendous opportunity to benefit from the growth potential that exists in the IoT market. We also believe the Company continues to be significantly undervalued compared to its peers.

I appreciate you taking the time to answer my questions regarding the status of instituting a disciplined sales and marketing process. It sounds like John Carney has made some outstanding new hires and has created a detailed plan to implement a sales process based on hiring, training and retaining great people, developing best in class products and following a clearly defined structured process that will drive consistent sales growth. As I mentioned to you, I see this structured sales process as the fuel that will drive the Novatel engine. I encourage you or John Carney to share a little bit about this process on your next quarterly conference call. It’s great to see that you are hiring exceptional business leaders like John Carney that have a track record of success and a loyal following of talented professionals.

Thanks for giving me an update on the state of Novatel and sharing your thoughts about the synergies that exist between Novatel, FW and DigiCore - it sounds like they are immense. Specifically, I was encouraged to hear that you will have the only complete solution for the global transportation industry. Independent research predicts the fleet management market will grow to $35 billion by 2019 and Novatel is now positioned to be the leader in this explosive market. It is commendable that you have added a plethora of new high margin growth opportunities via FW, DigiCore and MIFI Labs all in less than one year.

It’s nice to know that we share the same belief that Novatel now has the people and products necessary to deliver consistent earnings per share growth and double digit sales growth for the foreseeable future. It’s reassuring that you intend to focus on integrating the recent acquisitions and delivering sales and earnings growth before making another acquisition.

We sincerely appreciate your commitment to generating shareholder value.

Sincerely,

/s/ Timothy Maguire

Timothy Maguire
Maguire Asset Management, LLC
tm@maguirefinancial.com
610-517-6058